Exhibit 4.3

SHAREHOLDERS AGREEMENT

In Madrid on June 13, 2001.

APPEAR

Mr. Rafael Miranda Robredo, of Spanish nationality, of legal age, with address in Madrid at Calle Príncipe de Vergara 187, holding National Identification Card number 13045173-X.

Mr. José Manuel Arrojo Botija, of Spanish nationality, of legal age, with address in Madrid at calle Marcelino Santa María number 7, holding National Identification Card number 51628104.

ACTING

The former, in the name and on behalf of the company Endesa, S.A., with registered offices in Madrid at Calle Príncipe de Vergara number 187, incorporated for an indefinite term by virtue of a public deed authorized by the Notary Public of Madrid, Mr. Rafael López de Haro y Moya on July 19, 1944 and duly recorded in the Companies Registry of Madrid in volume 736, folio 196, page 434, with Tax Identification Code Number A-28023430 (hereinafter referred to as Endesa).

In his position as Chief Executive Officer of the Company, pursuant to the public deed authorized on May 5, 2000 by the Public Notary of Madrid, Mr. Santiago Rubio Liniers, with number 855 of his records and duly recorded in the Companies Registry of Madrid in Volume 14779, folio 46, page M-6405.

The latter, in the name and on behalf of the company Banco Santander-Central Hispano S.A. with registered offices in Santander at Paseo de Pereda 9-12 and incorporated by the merger by take-over of the Banco Central Hispanoamericano by the Banco de Santander, pursuant to the public deed of April 13, 1999, authorized by the Public Notary Mr. Antonio Fernandez-Golfín Aparicio, with number 1212 of his records and recorded in the Companies Registry of Cantabria in volume 676, page S-1960, folio 28 (hereinafter referred to as BSCH).

In his position as attorney-in-fact for the company by virtue of the public deed authorized on February 26, 1999 by Mr. José María Prada Diez, Notary Public of Santander, with number 643 of his records. His authority is completed by the agreement adopted by the Delegated Risk Commission on June 7, 2001.

The appearing parties, in the positions in which they act, mutually and reciprocally acknowledge that they hold the required legal authority to enter into this document and, for such purpose hereby

WITNESSETH

ONE: Whereas the Italian Company ENEL, S.p.A. (hereinafter Enel) has initiated a procedure for the sale of 100% of its shares in the Company “Elettrogen, S.p.A.” (hereinafter Elettrogen) as sole shareholder, establishing the rules of said process in letters sent to potential buyers on December 18, 2000, March 7, 2001, May 18, 2001, and May 27, 2001 (all of them, as a whole hereinafter referred to as the “Rules of Procedure”).

TWO: Whereas in accordance with the Rules of Procedure, Endesa has been selected to participate in the final phase of the process of the sale of Elettrogen, and prior to this document, has individually submitted a non-binding offer for the acquisition of this company.

In this Non-binding offer, Endesa informed Enel of the possibility of its submitting a Binding Offer jointly with one or more companies, forming what the Rules of Procedure call a “Consortium”.

In this communication to Enel, Endesa stated that in all cases, it would be considered the strategic industrial reference shareholder of Elettrogen if it was selected in the purchase process of this company.

THREE: Whereas on May 31, 2001, Endesa and BSCH signed a letter of intent, by virtue of which, among other aspects, the latter agreed to form part of the Consortium led by the former, for the purpose of submitting a Binding Offer for the acquisition of the share capital of Elettrogen.

In accordance with the indications of the previous paragraph, on June 1, 2001, Endesa, S.A. notified Enel of its intention to submit a Binding Offer, forming a Consortium with the companies BSCH, and the Italian company ASM Brescia, S.p.A. (hereinafter ASM) with which it had previously signed a letter of intent.

The Binding Offer is expected to be submitted on June 15, 2001, and all of the documents that comprise it, in accordance with the rules of procedure, must be signed by all of the members of the Consortium, who shall be jointly and severally liable, and by the common representative of all of the members of the Consortium, who shall be a person from Endesa designated by all of the members.  This notwithstanding, Endesa, in all cases, reserves the possibility of not submitting the Binding Offer in question, holding BSCH harmless for any consequences that could possibly arise from this decision.

FOUR: Whereas if the Binding Offer submitted by the Consortium led by Endesa is accepted in the process of sale of Enel in accordance with the rules of procedure, it will be necessary

(I)                                    to pay 5% of the price of the Binding Offer at the time that the selection of the Binding Offer is communicated, and

(II)                                pay the remaining 95% of the price once the operation has been closed, when the necessary authorization by the corresponding fair-trade authorities is obtained (hereinafter, “the Closing”).

Enel shall have 90 days, beginning on June 15, 2001, to select one of the offers for the acquisition of Elettrogen that have been submitted.

FIVE:  Whereas likewise, if the Consortium’s Offer is accepted, it has been deemed convenient to establish a company in accordance with Italian law (hereinafter, “Newco”), with the members of said Consortium s participating in the share capital of the new company in the same proportion as their participation in the Consortium.

SIX:  Whereas by virtue of all of that has been specified in the preceding paragraphs, Endesa and BSCH (hereinafter jointly referred to as “the Parties”, and each individually as “the Party”, recognize that there are several questions of common interest for them that they consider to require specific and concrete regulation prior to taking a share in the Newco, if it is established according to the terms indicated in the preliminary Clauses of this document, and whose scope exceeds the strict limits of the articles of incorporation of Newco.

By virtue of all that has heretofore been expressed, the parties mutually recognize full legal powers to sign this document and to enter a binding agreement, in the exercise of the representative powers that they hold, in accordance with the following

CLAUSES

1                      INCORPORATION AND SHAREHOLDING IN THE SHARE CAPITAL OF NEWCO

1.1                     If the Binding Offer for the acquisition of 100% of the share capital of Elettrogen submitted by the Consortium is accepted, by virtue of this document, Endesa and BSCH, jointly with ASM, agree to establish an Italian corporation, for the purposes of this document, called “Newco”.

Newco shall be the company through which, in accordance with the Rules of Procedure, the members of the Consortium will acquire the shares of Elettrogen, under the terms and conditions specified in the following sections, consequently requiring the parties, for the purposes of the full effectiveness hereof, to issue all public and private documents that may be required and in general, to carry out all actions that may be necessary in this sense.

1.2                     The Establishment of Newco shall take place during the period of time between when the Consortium receives notification that its Offer has been selected and the Closing.

The parties recognize that Endesa will coordinate all of the formalities and processes required to establish Newco within the aforementioned time period with the legal advisors, Notary, and other Italian authorities, with BSCH expressly required to collaborate with and assist Endesa in all necessary aspects, specifically by providing documentation and attending Shareholders Meetings, Board Meetings, and other actions by the legal representatives of BSCH that may be necessary.  BSCH will make no payment for the expenses generated as a result of the actions or processes to which this section refers.

Endesa will request the assistance of BSCH in the terms specified in the preceding paragraph with sufficient prior notice, which under no circumstances shall be less than three days.

1.3                      Endesa and BSCH will acquire, respectively, a percentage of the share capital of Newco that is proportional to their participation in the Consortium.

The Binding Offer will specify the exact percentage of the participation of each one of the Consortium members in the Consortium, which will be communicated to BSCH on the workday following the submission of the offer in question.

The parties expressly recognize that the determination of the exact amount and terms of the disbursement of capital shall be determined by the financing structure that Endesa defines for the acquisition of Elettrogen at the time the Binding Offer is submitted.

Under no circumstances will BSCH provide an amount greater than the equivalent in Euros of one billion (1,000,000,000) U.S. Dollars, for any concept, nor will it subscribe more than 40% of the capital of Newco.  Likewise, BSCH will not make any disbursement prior to the closing date, with the party that in such case effectively makes the payment assuming all risks inherent to said payment.

The rights inherent to the advance payments of the price that are made prior to the Closing shall correspond to the party that effectively makes said payment, for the purposes of the contribution to Newco and the assessment, in the way that is legally deemed most convenient, in accordance with the Rules of Procedure.

1.4                     The parties recognize that notwithstanding section 1.2, if, in the opinion of Enel, the Rules of Procedure do not allow the Establishment of Newco within the aforementioned time limit, it would be necessary for each of the members of the Consortium to acquire the shares of Elettrogen individually in proportion to their share capital.

In the case specified in the previous paragraph, the parties, by mutual agreement, are required to negotiate the terms and conditions under which said shares that are acquired individually and in proportion to their share capital would then be transferred to Newco, generally respecting the terms agreed upon herein.

2                      MAINTENANCE OF THE SHARE IN THE SHARE CAPITAL OF NEWCO AND THE SYSTEM FOR THE TRANSFER OF SHARES

2.1                     Once the acquisition of shares to which the previous Clause refers has been formalized, the parties agree to maintain the stability of the shareholding in Elettrogen though Newco, under the terms specified in the Italian Decree of November 8, 2000.

2.2                     In accordance with the previous paragraph, Endesa shall not lose its condition as the strategic reference shareholder through Newco, unless the application or interpretation of the aforementioned Italian legislation is modified to reduce the specified time period.

2.3                     BSCH, on its part:

i)                                                  By virtue of this document, grants Endesa preferential acquisition rights to the shares of Newco or, in such case, Elettrogen.  This right may be exercised directly by Endesa or by any company freely designated by it.

ii)                                               By virtue of this document, irrevocably waives its right to subscription rights for any shares that may eventually be issued as a result of the capital increase of Newco or Elettrogen, in favor of Endesa or any company freely designated by it.

2.4                     The system of preferential acquisition of shares by Endesa referred to in the preceding section shall be applicable and shall take precedence over the statutory limitations that may, in such case, be established in Newco.

For this purpose, and if necessary, the parties agree to negotiate in good faith both the text of the aforementioned Articles of Incorporation that will be proposed by Endesa, as well as, in such case, the necessary modifications to this document or any other additional agreements that may be required.

3                      SPECIAL SYSTEM FOR THE ADOPTION OF RESOLUTIONS

3.1                     Notwithstanding the system of majorities established in the Articles of Incorporation, the positive vote of BSCH shall be required in order for the governing organs of Newco, as is applicable in each case and in accordance with its articles of incorporation or Italian law, to validly adopt the following resolutions:

I.                 Dissolution of the Company by voluntary consent, as well as any merger or breakup other than the merger carried out between Elettrogen and Newco

II.             Disposal of a substantial part of the corporate assets

3.2                     Notwithstanding the system that may be established in the articles of incorporation and section 3.1, a majority of more than 60% of the existing voting rights will be required for the Meeting of the Shareholders of Newco to adopt any of the decisions that correspond to it.

Likewise, and notwithstanding the system established in the articles of incorporation and section 3.1, a majority of more than 2/3 of the existing voting rights will be required in order for the Board of Directors or other executive organs of Newco, as is applicable in accordance with its articles of incorporation or Italian law, to adopt any of the decisions that correspond to them.

3.3                     The parties agree that the system of majorities referred to herein will be reviewed if one of the parties acquires more than half of the share capital of Newco, establishing a system of simple majorities, in accordance with Italian Law.

3.4                     The parties will make their best efforts to ensure that any resolutions that may in such case be adopted by ASM Brescia contain and respect the principles of qualification of majorities referred to herein.

4                      ADMINISTRATION AND MANAGEMENT OF THE COMPANY

4.1                     The participation of the Parties in the Administrative organs of Newco will be proportional to their participation in the share capital of the company.

4.2                     The Chairman of the Administrative Organ and the Secretary of the Administrative Organ of Elettrogen and Newco will be appointed by the Board and shall be proposed by Endesa.

4.3                     The functional system, frequency, and other rules of the administrative organ will be determined in the articles of incorporation of Newco and Elettrogen, in accordance with Italian Law in regard to this subject.

4.4                     The parties recognize Endesa as the strategic reference shareholder of Elettrogen and Newco.  In accordance with this, the parties recognize and accept that Elettrogen will execute the Industrial and Business Plan that is attached to the Binding Offer prepared by Endesa, which may be modified or developed.

The parties recognize the experience and capacity of Endesa in the energy sector, specifically in the areas of energy production, transport, distribution, commercialization, and management, which will be given special consideration in the implementation of the plans and strategies referred to in the previous paragraph, all without detriment to the attributions and powers that may correspond to the Board of Directors of Elettrogen.

For these purposes, Endesa may:

I.                 prepare and propose all modifications and measures to develop or complement the aforementioned Industrial and Business plan that it deems appropriate, with prior written notification sent to BSCH

II.             propose the General Manager of the Company, who will be its head executive, on whom the rest of the members of the Management Committee will depend.

The General Manager will be responsible for the ordinary management of the Company, and must regularly inform the administrative organ of any incidents that may occur in the Company.  In all cases, the General Manager will carry out the resolutions, policies, and strategic criteria established by the Board of Directors.

5                      VALIDITY AND TERMINATION

5.1                     This Agreement shall be terminated in the fullest legal sense in the following cases:

a.               If the Consortium is not selected in the procedure for the sale of 100% of the share capital of Elettrogen, in accordance with the Rules of Procedure.

b.              In all cases, if Enel has not resolved the selection of the buyer of the shares of Elettrogen prior to December 31, 2001.

c.               By written agreement by both parties.

d.              If either party transfers all of the shares held by it, terminating its condition as a shareholder in Newco.

e.               Five years and six months following the date on which this document is signed.

f.                 For failure to comply with the obligations specified herein, notwithstanding the liabilities that may correspond to the party that is in breach of the agreement.  This cause for termination may only be invoked by the party that is not guilty of the default.

5.2                     In is agreed that termination of this Agreement shall not affect the effectiveness of the obligations specified in Clauses 6.7, 8, and 9.

6                      CONFIDENTIALITY OBLIGATIONS

6.1                     The parties agree that the information that is revealed as a result of the preparation, negotiation, and execution of this Agreement, and specifically in the establishment of Newco, must be treated as “confidential” during the time in which it is in effect and for a period of two years following its termination or severance, unless there is an agreement in writing to the contrary.

“Confidential” information is understood to be any technical, organizational, or commercial information provided or divulged in any way by one of the Shareholders, including, as an example but no limited to, information regarding: legal and technical specifications, specifications for installations, strategies and/or services, industrial, strategic, commercial, marketing organization, or business plans, financial information, statistical information, or information on personnel.

6.2                     The confidentiality obligations established in this clause shall not be applicable in regard to information that:

a.               Is provided by the Parties to its advisers, lawyers, auditors, or consultants, who will, nevertheless be informed of the confidential character of the information.

b.              Is already possessed by, or has been determined by other means by the party that receives it;

c.               Is or becomes public;

d.              Is required to be divulged by legal order, mandate, process, or request by any governmental, legal or other type of authority, especially stock exchange authorities.

7                      INDEMNIFICATION

The parties mutually agree to hold the other harmless for any losses, bankruptcy, Lawsuits, or expenses that may be caused to one of the parties as a result of its failure to comply with any commitment or obligation in this document or that result from any false or incorrect representation or guarantee.

8                      APPLICABLE LAW

The parties agree to subject this Agreement to Spanish legislation, without detriment to any matters which, in such case, due legal requirements, must be subject to Italian legislation.

9                      DISPUTE SETTLEMENT

9.1                     The parties agree that all doubts or discrepancies regarding the application or interpretation of this Agreement shall be settled, in good faith, by subjecting them to the joint decision of the head executives, respectively, of both companies.

9.2                     If an agreement cannot be reached by the means specified in the preceding paragraph, the parties agree that the dispute will be settled through arbitration in law submitted to a Sole Arbiter, the designation of whom, as well as the arbitration procedure, is entrusted to the Civil and Mercantile Court of Arbitration (CIMA) of Madrid, in accordance with its Bylaws.

The arbitration finding must be delivered within six (6) months of the Arbiter’s acceptance of the appointment.

9.3                     The parties agree to comply faithfully and promptly with the decision delivered in said arbitration.

10               ADDRESSES FOR NOTICES

10.1              All notices, communications, declarations of intent, and other agreements related to or covered herein will be sent by mail, fax, or any other written means, with acknowledgement by mail.

The following addresses are specified for the purposes of sending notifications or communications to which this Agreement makes reference:

ENDESA

To the attention of Antonio Redondo Cuesta

Address: Príncipe de Vergara 187  Madrid

Telephone: 91 213 00 00

BSCH

To the attention of Javier Laborda Fuerte

Address: Plaza de Canalejas, no. 1

Telephone: 91 558 11 11

10.2              Each one of the parties shall be responsible for notifying the other of changes of address or telephone or fax numbers, with notifications sent to the addresses and numbers specified above considered to be valid unless notice of their modification is sent.

11               REPRESENTATIONS AND GUARANTEES

As a substantial part of this Agreement, the parties represent and guarantee that:

i)                                                  They have full capacity and have duly granted the necessary powers to submit the offer to which the Declarations of this document refer, sign, and fulfill the conditions of this Agreement, as well as the aforementioned offer and its stipulations in their specific terms, and that once signed, the parties will be validly bound by them, and the stipulations shall be fully applicable to them, without hindrance to the recognition and execution of the resolutions of the judicial organs to which they subject themselves by virtue of Clause Eleven of this Agreement.

ii)                                               The signing of this Agreement and the offer, and compliance with the obligations contained therein, do not violate any of their articles of incorporation or any corporate resolution, nor do they suppose a breach of any other agreement or contract with third parties, or of any order, decree, or public or private regulation, or sentence of any Court, Tribunal, or Public Administration organ to which the parties are subject, or with respect to which they may be bound by virtue of the signing, fulfillment, and execution of this Agreement.  This representation shall be understood to be in effect and maintained for the duration of the validity hereof.

12               TRANSFER OF RIGHTS AND OBLIGATIONS

The Rights and obligations to which this document refers shall be freely transferred by Endesa to any of the companies wholly owned by it with prior express authorization in this regard by BSCH, which may not be rejected without justifiable cause.

13               END

The Rights and obligations referred to herein are expressly extended, and shall be applicable to any entity that in such case may succeed Newco in the case of merger, dissolution, breakup, or any other similar operations.  The parties expressly recognize the possibility of the merger of Elettrogen and Newco for the purposes of optimization of the project, and as a result of the application of the stipulations contained herein to the resulting entity.

And, as proof of approval, the parties sign this document in the place and on the date indicated above, in duplicate for a single purpose.

[Illegible signature]

ENDESA S.A.

[Illegible signature]

BANCO SANTANDER CENTRAL HISPANO, S.A.